FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TRIL

TRILLIUM GRANTED 180-DAY EXTENSION BY NASDAQ TO REGAIN COMPLIANCE WITH MINIMUM BID PRICE RULE

Toronto, October 8, 2019 - Trillium Therapeutics Inc. (Nasdaq/TSX: TRIL), a clinical-stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that it has received a notification letter from The Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that it is eligible for an additional 180 calendar day period to regain compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on the Nasdaq Capital Market (the "Exchange").

The notification has no immediate effect on the listing of the Company's common shares on the Exchange. The Company has an additional 180 calendar days from the date of notification, which occurred on October 3, 2019, or until March 30, 2020, to regain compliance with the minimum bid price requirement during which time the Company's common shares will continue to trade on the Exchange. If at any time before March 30, 2020 the bid price of the Company's common shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written notification that the Company has achieved compliance with the minimum bid price requirement.

The Company intends to monitor the closing bid price of its common shares between now and March 30, 2020, and intends to cure the deficiency within the additional period provided.

The Company is also listed on the Toronto Stock Exchange and the notification letter does not affect the Company's compliance status with such listing.

About Trillium Therapeutics:

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company's two clinical programs, TTI-621 and TTI-622, target CD47, a "do not eat" signal that cancer cells frequently use to evade the immune system. Trillium also has a preclinical STING program and a proprietary fluorine-based medicinal chemistry platform that is being used to develop novel compounds directed at undisclosed immuno-oncology targets.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include the Company's plans to regain compliance with the Nasdaq minimum bid price within the prescribed grace period, and the Company's expectation that its common shares will continue to be listed and traded on the Exchange during the prescribed compliance period. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things, the risk that the Company's common shares may be delisted from the Exchange, which could affect their market price and liquidity. A more complete discussion of the risks and uncertainties facing Trillium appears in Trillium's Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities Exchange Commission and available at www.sec.gov and www.sedar.com, each updated by Trillium's continuous disclosure filings which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements, or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact and Investor Relations:

Trillium Therapeutics Inc.

James Parsons

Chief Financial Officer

416-595-0627 x232

james@trilliumtherapeutics.com

www.trilliumtherapeutics.com